Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 26, 2019

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – December 3, 2019 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the first quarter ended October 26, 2019.

Net income was $2,567,000 in the 13 weeks ended October 26, 2019 compared to $6,269,000 in the 13 weeks ended October 27, 2018. The 13 weeks ended October 26, 2019 includes pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $594,000 (net of tax) and charges to write off the lease asset related to the old Stroudsburg store of $191,000 (net of tax). The opening of the Stroudsburg, Pennsylvania replacement store occurred on November 1, 2019. The 13 weeks ended October 27, 2018 includes a $290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received. Excluding these items from both periods, net income decreased 44% in the 13 weeks ended October 26, 2019 compared to the prior year due primarily to decreased gross profit margins and increased operating and administrative expenses.

Sales were $407,402,000 in the 13 weeks ended October 26, 2019, an increase of 1.5% compared to the 13 weeks ended October 27, 2018.  Sales increased due to the acquisition of Gourmet Garage on June 24, 2019 and a 0.1% increase in same store sales. Same store sales increased due to continued sales growth in the Bronx, New York City store opened on June 28, 2018, recently remodeled or replaced stores and continued growth of ShopRite from Home including expansion to four additional stores. These increases were partially offset by the impact of two competitor store openings, decreased promotional spending in Maryland and reduced sales in our existing store in Stroudsburg, Pennsylvania leading up to its closure. The Company expects same store sales in fiscal 2020 to range from a 2.0% decrease to flat.  New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.

Gross profit as a percentage of sales decreased to 27.87% in the 13 weeks ended October 26, 2019 compared to 27.92% in the 13 weeks ended October 27, 2018. Excluding the impact of the addition of Gourmet Garage, gross profit as a percentage of sales decreased .26% in the 13 weeks ended October 26, 2019 compared to the 13 weeks ended October 27, 2018 due primarily to decreased departmental gross margin percentages (.28%), increased warehouse assessment charges from Wakefern (.05%) partially offset by a favorable change in product mix (.04%) and decreased LIFO charges (.03%). Departmental gross profits decreased due primarily to decreased pharmacy margins as a result of continued downward pressure on prescription reimbursement rates from third party providers and price investments, including the introduction in early October 2019 of ShopRite's Right Price Promise pricing strategy, a commitment to everyday low prices on the items customers purchase most frequently.

Operating and administrative expense as a percentage of sales increased to 25.32% in the 13 weeks ended October 26, 2019 compared to 23.98% in the 13 weeks ended October 27, 2018. The 13 weeks ended October 26, 2019 includes pre-opening costs related to the Stroudsburg, Pennsylvania replacements store (.21%), charges to write off the lease asset related to the old Stroudsburg store (.07%) and lease costs reclassified from Depreciation and Amortization and Interest Expense to Operating and Administrative Expenses (.17%) as a result of the adoption of ASU 2016-02, “Leases." The 13 weeks ended October 27, 2018 includes a gain for Sandy insurance proceeds received (.10%). Excluding these items from both periods, operating and administrative expense as a percentage of sales increased .79% in the 13 weeks ended October 26, 2019 compared to the 13 weeks ended October 27, 2018 due primarily to increased payroll (.35%), fringe benefit costs (.13%) and occupancy costs (.19%). Payroll increased due primarily to the addition of Gourmet Garage and continued growth of ShopRite from Home including expansion to four additional stores. Fringe benefit costs increased primarily due to increased claim costs on self-insured medical plans. Occupancy costs increased due primarily to the addition of Gourmet Garage and increased common area maintenance charges.

Village Super Market operates a chain of 30 supermarkets under the ShopRite name in New Jersey, Maryland, New York City and eastern Pennsylvania and three specialty markets under the Gourmet Garage name in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments

Exhibit 99.1

or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 26, 2019	October 27, 2018

Sales	$407,402	$401,550

Cost of sales	293,856	289,437

Gross profit	113,546	112,113

Operating and administrative expense	103,140	96,293

Depreciation and amortization	7,438	6,898

Operating income	2,968	8,922

Interest expense	(567)	(1,116)

Interest income	1,259	1,178

Income before income taxes	3,660	8,984

Income taxes	1,093	2,715

Net income	$2,567	$6,269

Net income per share:
Class A common stock:
Basic	$0.20	$0.49
Diluted	$0.18	$0.43

Class B common stock:
Basic	$0.13	$0.32
Diluted	$0.13	$0.32

Gross profit as a % of sales	27.87%	27.92%
Operating and administrative expense as a % of sales	25.32%	23.98%